PROMISSORY NOTE

For 197,600 shares of American Access Technologies Inc. Common
Stock

June 14, 2000                                           Lake Mary, Florida

         FOR VALUE RECEIVED, the undersigned, Bobby Story ("Maker"), an officer and director of AMERICAN ACCESS TECHNOLOGIES, INC., ("Holder"), promises to pay to the order of the Holder., its successors or assigns at 34 Skyline Drive, Suite 1101, Lake Mary, Florida 32746, or at such other place as may be designated in writing by Holder, the principal amount of One Hundred Ninety Seven Thousand, Six Hundred (197,600) Shares of American Access Technologies, Inc. Common Stock pledged by the Holder between April 28, 2000 and May 26, 2000 to cover margin calls to the Maker by CIBC Oppenheimer. The Holder believes that the pledge is in the best interest of the shareholders, after a former insider sold and caused to be sold a substantial number of the Company's Common Shares, causing the price of the stock to fall. Additional shares seized under a margin call and added to the public float would cause further decline to the stock price.

      The pledge is in force until June 14, 2001, and will be relieved at any time, with the shares returned to the Holder, when the price of the common stock reaches $15 per share. In the event the stock reaches $15 per share, prior to June 14, 2001, this agreement extinguishes, and the shares shall be returned to the Company's treasury without premium or penalty to the Maker.

      The shares pledged were purchased on the open market by the company, and have reverted to restricted status as defined under Rule 144 of the Securities Act of 1933.
     In the event and for any reason, if the stock is sold under a continuing margin call, the Maker will replace the shares, in total, by the end date for this agreement.

         The Maker agrees to pay all costs of collection incurred by Holder, its successors or assigns in enforcing this Note, including attorneys' fees, costs and sales tax thereon and those attorneys' fees, costs and sales taxes thereon, incurred by Holder in any appellate proceeding.

         Each maker, endorser and guarantor or any person, firm or corporation becoming liable under this Note hereby consents to any extension or renewal of this Note or any part hereof, without notice, and agrees that they will remain liable under this Note during any extension or renewal hereof, until the debts represented hereby are paid in full.

         All persons now or at any time liable for payment of this Note hereby waive presentment, protest, notice of protest and dishonor. The Maker expressly consents to any extension or renewal, in whole or in part, and all delays in time of payment or other performance which Holder may grant at any time and from time to time without limitation and without any notice or further consent of the undersigned.



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         This Note may not be waived, changed, modified or discharged orally, but only by an agreement in writing, signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

         IN WITNESS WHEREOF, the undersigned has executed this Note on the date specified above.

S/Bobby Story
-----------------------------
BOBBY STORY "Maker"

S/John Presley
-----------------------------
JOHN PRESLEY, President, American Access Technologies, Inc.